EXHIBIT 99.1
September 30, 2021

FERGUSON PLC

Share buy back program
Further to the announcement of Ferguson's intention to buy back up to US$1,000 million of its shares over the next 12 months, the Company announces that it has instructed its broker Barclays Capital Securities Limited ("Barclays") to execute the first part of the program by way of a non-discretionary and irrevocable arrangement to buy back up to £290 million of its shares commencing from September 30, 2021 and ending no later than January 13, 2022. Under this arrangement, Barclays, an independent third party, will act as principal and will make decisions under the program independently from the Company.
The Company's shareholders generally authorized the Company to purchase up to a maximum of 22,493,518 of its ordinary shares at the Annual General Meeting held on December 3, 2020. Pursuant to such authority, the Company intends to purchase shares until the conclusion of its 2021 Annual General Meeting to be held on December 2, 2021 (the "2021 AGM"). The Company anticipates that it will request a similar general authority from shareholders at the 2021 AGM pursuant to which any purchases of shares in relation to the program will continue. The aggregate number of shares acquired by the Company pursuant to the program shall not exceed the maximum number of shares which the Company is authorized to purchase pursuant to such general authorities. It is intended that any shares repurchased under the program will be transferred into treasury.
The purpose of the program is to reduce the capital of Ferguson plc. To the extent required, the Company may in future use the repurchased shares to satisfy employee share options. Any purchases of shares by the Company in relation to the program will be carried out on the London Stock Exchange and in accordance with (and subject to the limits prescribed by) the Company's general authority to repurchase shares granted by its shareholders, the Market Abuse Regulation 596/2014 (as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018) and Chapter 12 of the Financial Conduct Authority's Listing Rules.

For further information please contact:

Ferguson plc
Bill Brundage, Group Chief Financial Officer	Tel:	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	Mobile:	+1 224 285 2410

Media Enquiries
Mike Ward, Head of Corporate Communications	Mobile:	+44 (0) 7894 417060
Nina Coad / David Litterick (Brunswick)	Tel:	+44 (0) 20 7404 5959
Jonathan Doorley (Brunswick)	Tel:	+1 (917) 459 0419
Notes to Editors
1. About Ferguson plc
Ferguson plc is a leading value added distributor of plumbing and heating products to professional contractors operating in North America. Revenue for the year ended July 31, 2021 was $22.8 billion and trading profit was $2.2 billion. Ferguson plc is listed on the London Stock Exchange (LSE: FERG) and the New York Stock Exchange (NYSE: FERG) and the company is in the FTSE 100 index of listed companies. For more information, please visit www.fergusonplc.com or follow us on Twitter https://twitter.com/Ferguson_plc.